ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

TA B L E O F C O N T E N T S

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Anooraq Resources Corporation ("Anooraq", or the "Group") for the year ended December 31, 2008 and the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2009, and are publicly available on SEDAR at www.sedar.com.

As of January 1, 2009, the Group adopted International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated condensed consolidated financial statements, are presented in accordance with the International Accounting Standard 34, Interim Financial Reporting. The comparative periods for fiscal 2008 have been restated in accordance with IFRS.

This MD&A is prepared as of November 13, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed “forward looking statements”. All statements in this MD&A, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: Bokoni will continue to achieve production levels similar to previous years; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. Anooraq undertakes no obligation to update these forward-looking statements except as required by law.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. The Group advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. The Group advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Bokoni Platinum Mines. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required or their issue imminent in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries, could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that these infrastructure facilities can be developed on a timely and cost- effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Group has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical review at times during the past ten years, and for extended periods of time. The projects will require major financing, probably through a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2	Overview

Anooraq Resources Corporation (“Anooraq or the Group”) is engaged in the mining, exploration and development of Platinum Group Metals ("PGM") prospects in the Bushveld Igneous Complex of the Republic of South Africa.

Anooraq, through its wholly owned South African subsidiary Plateau Resources (Proprietary) Limited (“Plateau”), acquired a 51% controlling interests and management control in Bokoni Platinum Mines (Proprietary) Limited (“Bokoni”) formerly Lebowa Platinum Mines and several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”), the Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”) referred to as the Bokoni Transaction. The controlling interest were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”), the holding company of Bokoni and the project companies on July 1, 2009.

Anooraq's objective is to become a significant "mine to market" PGM Group with a substantial and diversified PGM asset base including production, development and exploration assets. The acquisition of the controlling interest in Bokoni Holdco is the first stage of advancing the Group’s PGM production strategy and has resulted in the Group controlling refined production of 147,600 4E ounces (based on 2008 production at Bokoni from 1.1 million tonnes of ore milled) and a significant mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa.

1.2.1	Bokoni Platinum Mine

Overview

Bokoni is an operating mine located on the northeastern limb of the Bushveld Complex, to the north of and adjacent to the Ga-Phasha Project. The Bokoni property consists of seven “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and declines to access the underground development on the Merensky and UG2 Reefs, and two concentrators.

The mine is currently producing around 85,000 tpm, approximately 32,000 tpm of UG2 ore and 53,000 tpm of Merensky ore. UG2 production is exclusively from the Middlepunt Hill Shaft (MPH) which consists of 4 adits and 2 underground levels. Production from MPH is expected to be increased and maintained at a steady state production level of 45,000 tpm in the short term. Merensky ore is produced from three shafts, namely: Vertical Shaft, UM2 Shaft and Brakfontein Shaft. The Vertical shaft is the oldest of the three shafts and accounts for the bulk of the Merensky production. Production at this shaft is expected to be built up to a steady state 50,000 tpm and maintained for approximately four years. Production from the UM2 shaft is expected to decline from its steady state volume of 12,500 tpm over the next two years. The Brakfontein Shaft is in a ramp up phase and will be ramped up from current production levels of 10,000 tpm, to a steady state production level of 120,000 tpm in the medium term.

The Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore Broken in stopes are transported laterally by means of track bound equipment and then hoisted through a vertical shaft arrange at Vertical Shaft and a decline shaft arrangement at UM2 shaft. Anooraq will invest in maintenance of infrastructure at Vertical Shaft to sustain mining for the next 4-5 years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life of mine of these shafts will also be investigated in the short to medium term.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Brakfontein Mine is being developed on a hybrid mining method whereby ore broken in stopes is loaded directly onto a conveyor belt system and taken out of the mine. Development of haulages and crosscuts are done my means of mechanized mining methods and stoping is conducted using hand held drills.

The mining method is based on a “half level” model, whereby mining takes place in 4 raise lines per half level. Production volumes of 12,500 tpm per half level is planned from 6 stoping panels in the first two raise lines, ledging in the third raise line and reef development in the fourth raise line. In order for the shaft to produce 120,000 tpm 10 half levels or 5 complete mining levels will be required to be in steady state production. Anooraq will focus on optimizing this mining method in the short to medium term and intend increasing production per half level in the longer term through smart planning and infrastructure modification.

The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. A similar half level mining method will be employed. Mining at MPH will occur on 2 half levels and the remainder of the mining will occur in the adits. Vamping opportunities in the older adit areas are being investigated as a supplement to tonnages.

A technical review conducted in March 2009, by Deloitte Mining Advisory Services on behalf of Anooraq confirmed the following Mineral Reserves and Resources, published by Anglo Platinum in their 2008 annual report and tabulated below, subject to certain qualifications as detailed in the May 2009 Technical Report.

Bokoni Mine Mineral Reserves as at December 31, 2008

	Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (Moz)
	Proven	21.71	4.34	3.03
Merensky Reef	Probable	5.43	4.16	0.73
	Total Reserve	27.14	4.31	3.76
	Proven	32.10	5.43	5.60
UG2 Reef	Probable	9.10	5.17	1.50
	Total Reserve	41.20	5.37	7.10

Notes:

The Mineral Reserves stated are for 100% of Bokoni. Anooraq’s interest is 51% therein.
Mineral Reserves are exclusive of Mineral Resources.
Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au). Only Measured and Indicated Resources have been converted to Mineral Reserves. Mineral Reserve grade is based on the hoisted ore grade.
The Mine Call Factors used in the estimations of Proven and Probable Reserves are 97% and 98%, respectively.
In contained metal calculations, metallurgical recoveries have been assumed to be 100%.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Bokoni Mine Mineral Resources as at December 31, 2008 Notes:

Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (Moz)	Pt grade (g/t)	Pd grade (g/t)	Rh grade (g/t)	Au grade (g/t)
Merensky Reef
Measured	25.92	5.64	4.71	3.63	1.5	0.21	0.30
Indicated	27.39	5.51	4.85	3.46	1.52	0.20	0.33
Measured and	53.31	5.58	9.56	3.54	1.51	0.20	0.32
Indicated
Inferred	102.9	5.30	17.53	3.34	1.45	0.20	0.31
UG2 Reef
Measured	108.5	6.60	23.03	2.70	3.23	0.55	0.12
Indicated	71.91	6.56	15.18	2.70	3.20	0.53	0.13
Measured and	180.38	6.58	38.21	2.70	3.22	0.54	0.12
Indicated
Inferred	145.00	6.61	30.82	2.72	3.23	0.53	0.13

The Mineral Resources stated are for 100% of Bokoni. Anooraq’s interest is 51% therein. Mineral Resources are exclusive of Mineral Reserves.

Tonnes and ounces have been rounded and this may have resulted in minor discrepancies. The 4E elements are the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au). The UG2 Resources include areas of bifurcated UG2 reef.

In contained metal calculations, metallurgical recoveries have been assumed to be 100%.

The 2008 Mineral Resource and Reserve estimates were compiled by Anglo Platinum personnel, who have stated that the estimates are in accordance with the Australasian Code for the Reporting of Mineral Resources and Mineral Reserves (“JORC 2004”) and with the South African Code for Reporting of Mineral Resources and Mineral Reserves (“SAMREC 2007”).

The mine is in the process of updating the mineral resource and reserves for 2009. The updated resource and reserve statements are expected to be published in the first quarter of 2010. Previous technical studies conducted by Anglo Platinum indicated that Bokoni’s maximum value is achieved at a mining rate of 375,000 tonnes per month (“tpm”), comprising steady state Merensky Reef production at 120,000 tpm and steady state UG2 Reef production of 255,000 tpm.

Financing the Bokoni Transaction

Senior Debt facility

The Group financed the Bokoni Transaction at the Plateau level through a combination of a Debt Facility provided by Standard Chartered Bank ("Standard Chartered”) and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, Rustenburg Platinum Mines Limited (RPM”) (the "Vendor Finance Facility"). In addition, the Group secured an agreement with RPM whereby RPM will provide Anooraq with an operating cash shortfall facility (“the OCSF”) of up to a maximum of $ 111 million (ZAR 750 million) and access to

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

RPM’s attributable share of the Bokoni Holdco cash flows (“the standby facility”) up to a maximum of 29/49 (approximately 59.2%) to meet its obligations of the Debt Facility.

Plateau secured the senior debt facility ("the Debt Facility”) with Standard Chartered for an amount up to $ 111 million (ZAR 750 million), including capitalized interest up to a maximum of three years or $ 37 million (ZAR 250 million). On July 1, 2009 Standard Chartered advanced $ 74 million (ZAR 500 million) to Plateau.

The Debt Facility is repayable in 12 semi-annual equal capital instalments, with the first payment due on January 31, 2013, at a rate of interest equal to the relevant JIBAR (“the Johannesburg Inter Bank Agreed Rate") (or the relevant swap rate) plus 450 basis points, excluding liquidity and reserving costs.

The total amount of the interest payable on the notional amount of the Debt Facility of $ 74 million (ZAR 500 million) drawn down on July 1, 2009 (i.e. other than the rollup interest loan of up to $ 37 million (ZAR 250 million) is hedged with effect from July 1, 2009 until July 31, 2012. As at July 1, 2009, the interest rate hedge was fixed, thereafter, the interest payable on 50% of the aggregate amount of the Debt Facility (other than the rollup interest loan of $ 37 million (ZAR 250 million), outstanding under the Debt Facility is hedged until the Debt Facility is discharged in full.

The Debt Facility has a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement, if Plateau's cash flows derived from Bokoni Holdco, are insufficient to meet its debt repayment obligations under the Debt Facility, RPM is obligated, pursuant to the subordinated interest-bearing standby loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all cash flows generated from Bokoni Holdco for this purpose.

Vendor Finance Facility

RPM provided the Vendor Finance Facility to Anooraq and it consists of a cash component of $177.7 million (ZAR 1.2 billion) and a share settled component (the "Share- Settled Financing") arrangement amounting to $162.9 million (ZAR 1.1 billion).

Cash component

In terms of the $ 177.8 million (ZAR 1.2 billion) cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the "Plateau Preferred A Shares") for an aggregate sum of $ 177.8 million (ZAR 1.2 billion). The Plateau Preferred A Shares are entitled to a 12.0% fixed dividend after tax, compounded on an annual basis and are redeemable in full or in part at any time following issuance upon payment of an amount equal to the subscription price of the Plateau Preferred A Shares, as adjusted, and any accrued and unpaid dividends thereon. The Plateau Preferred Shares have an initial maturity date of July 1, 2015 and a final maturity date of July 1, 2018 for any redemption amount not settled at the initial maturity date.

During the three year period prior to the initial maturity date, Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external debt funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts of the subordinated interest-bearing standby loan facility ; (ii) any outstanding amounts of the operating cash shortfall facility (“OCSF”); and (iii) the redemption amount payable upon the redemption of any outstanding Plateau Preferred A Shares. The debt market will determine whether the mandatory debt refinance is achievable. Plateau is obliged to undertake the refinancing process but if the debt is not re-financeable based upon the debt

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

markets at that time then there is no sanction on Plateau. At the acquisition date an amount of $ 1.1 million (ZAR 7.2 million) was repaid with surplus cash available.

Share Settled Financing

In terms of the Share Settled Financing component, Pelawan Investments (Proprietary) Limited (“Pelawan”), the majority shareholder of the Group, established a wholly owned subsidiary (the "Pelawan SPV") whereby Pelawan transferred 56,691,303 Anooraq ordinary shares to the SPV. RPM subscribed for convertible preferred shares in the capital of the SPV (the "SPV Preferred Shares") for an aggregate sum of $ 162.9 million (ZAR 1.1 billion). Pelawan encumbered its shareholding in the SPV in favour of RPM as security for the obligations of the SPV in terms of the SPV Preferred Shares.

The SPV subscribed at a sum of $ 162.9 million (ZAR 1.1 billion), for two different classes of convertible preferred shares in Plateau, each such class being convertible into ordinary shares in the capital of Plateau ("Plateau Ordinary Shares") and entitling the holder to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares.

Pursuant to the agreement between the SPV and Anooraq (the "Exchange Agreement"), upon Plateau issuing Plateau Ordinary Shares to the SPV, Anooraq will take delivery of all Plateau Ordinary Shares held by the SPV and, in consideration thereof, issue to the SPV such number of ordinary shares that have a value equal to the value of such Plateau Ordinary Shares. The total number of ordinary shares to be issued on implementation of the share settled financing arrangement is 227.4 million ordinary shares. The final effects of the Share Settled Financing is that: (i) RPM funded a payment of $ 162.9 million (ZAR 1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million ordinary shares in Anooraq; and (ii) Pelawan will receive 111.6 million ordinary shares in Anooraq in order to maintain Pelawan's minimum 51% shareholding in Anooraq.

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the SPV ("SPV Ordinary Shares") immediately at the instance of RPM, upon the earlier of (i) the date of receipt by the SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering 115.8 million ordinary shares to RPM.

As and when RPM issues a conversion notice as described above, in order to prevent the dilution of the Pelawan's interest in Anooraq below the minimum 51% threshold as required by South African law, the SPV will require Plateau to convert sufficient convertible preferred shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Anooraq will take delivery of such Plateau Ordinary Shares and issue such number of common shares (in an aggregate amount of 111.6 million ordinary shares) to the SPV pursuant to the Exchange Agreement. Such ordinary shares will be held by the SPV and will be subject to a rigid lock-up that will prevent the SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq.

RPM will be able to trade its 115.8 million ordinary shares on an unrestricted basis which could have a depressing effect on the trading price of Anooraq’s ordinary shares. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Group’s ordinary shares which it will hold. It will, however, prior to disposing of any such ordinary shares, engage in a

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

consultative process with Anooraq, and endeavour to dispose of such Ordinary Shares in Anooraq in a responsible manner. Neither Pelawan nor any of shareholders of Pelawan have any pre-emptive rights in respect of these Ordinary Shares.

Operating Cash Shortfall Facility (OCSF)

In order that Anooraq meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni Mines during the initial 3 year ramp up phase at the mine, RPM provided Anooraq with the OCSF which can be drawn up to a maximum of $ 111 million (ZAR 750 million) and is subject to certain annual draw downs, during the first three years. The OCSF bears interest at a rate of 15.84%, compounded quarterly in arrears. As at September 30, 2009 Plateau has drawn $ 15.9 million (ZAR 111.9 million) of the facility to meet its share of the Bokoni Mine’s funding requirements.

In addition, Anglo Platinum made available to Plateau a “standby facility” for up to a maximum of 29/49 (approximately 59.2%) of RPM's attributable share of the Bokoni Holdco cash flows, which Plateau may use to fund any cash flow shortfall that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Senior Debt Facility during its term. The standby facility will bear interest at the prime rate of interest in South Africa.

The shareholder loans in Bokoni Holdco and Bokoni Mines acquired through the acquisition structures rank senior to other internal financing arrangements and are on consistent terms and conditions to the Debt Facility, in order to ensure that 51% of Bokoni Mines net cash flows are available to meet Plateau's Debt Facility obligations. The Debt Facility is secured by a mortgage bond over the immovable assets of the Bokoni Mine.

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (“the Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni Mines.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni Mines, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled Group, pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum Group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled capital repayments due by Plateau to Standard Chartered, pursuant to the Debt Facility are made in accordance with the debt repayment profile of the Debt Facility (the "Initial Period"), Anooraq's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions.

Pursuant to the terms of shared services agreements (including smelting and refining), Anglo Platinum provide certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc Group company for the same or similar services. It is anticipated

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

that, as Anooraq builds its internal capacity and transforms to a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. The Anooraq group through Plateau provides certain management services to Bokoni pursuant to service agreements entered into with effect from July 1, 2009. In addition the Bokoni Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

Share Ownership Trusts

On July 1, 2009, Anglo Platinum donated $15.4 million (ZAR 103.8 million) to the Anooraq Community Participation Trust, of which $11.3 million (ZAR 79.3million) was used to subscribe for 9,799,505 new ordinary shares in Anooraq. The balance of Anglo Platinum's contribution will be used to pay assist the communities over the forthcoming periods.

Anglo Platinum contributed an amount of $6.8 million (ZAR 45.6 million) to the Bokoni Platinum Mine ESOP Trust (:ESOP Trust”) to facilitate its establishment, and approximately $5.4 million (ZAR 36.5 million) of this amount was utilized by the Bokoni Platinum Mine ESOP Trust to subscribe for 4,497,062 ordinary shares in Anooraq. The ESOP Trust is consolidated by anooraq as a special purpose entity.

The Share Ownership Trusts subscribed for the ordinary shares at a subscription price equal to $1.11, being the closing price of the ordinary shares on the TSX Venture Exchange on the day prior to the announcement of the revised Bokoni transaction terms. As a result of the subscription by the Share Ownership Trusts, Anooraq received proceeds of approximately $16.7 million (ZAR 115.8) million The Share Ownership Trusts holds the ordinary shares along with other investments, for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds.

1.2.2	Ga-Phasha Project

Prior to July 1, 2009, Anooraq owned a 50% interest in the Ga-Phasha Project. As of July 1, 2009, the joint venture agreements terminated and Ga-Phasha Platinum Mine (Proprietary) Limited, a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in and assets relating to the Ga-Phasha Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Ga-Phasha Project.

Anooraq and Anglo Platinum reviewed the mineral interest between April and October 2006. Several approaches were considered to optimize mining of the deposits at the Ga-Phasha Project. The review confirmed that the UG2 deposit would remain the primary focus for development, and the Merensky deposit warrants further study through additional drilling. Engineering and other work directed toward completion of a pre-feasibility was initiated in late 2006. Since that time, studies on mining method and infrastructure have been underway. Socioeconomic and environmental studies have also been done. Anooraq intends advancing the Ga-Phasha prefeasibility study in 2010 to incorporate synergistic opportunities between the Ga-Phasha and the Bokoni mine.

Anooraq is currently investigating opportunities to mine the Merensky Reef at Ga-Phasha using the adjacent Brakfontein infrastructure. Investigation thus far indicate encouraging results and the mining operation at the Bokoni mine may be extended through the Brakfontein haulages on 4 levels into the Klipfontein (one of the Ga-Phasha farms) lease area.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3	Platreef Properties, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Central Block, the Rietfontein Block, and the Boikgantsho and Kwanda Projects (see below), collectively, known as the Platreef Properties.

Rietfontein Block

On October 10, 2001, Plateau entered into an agreement with African Minerals Limited, now Ivanhoe Platinum (“Ivanplats”), whereby Ivanplats had the right to earn a 50% joint venture interest in the Group’s 2,900 ha Rietfontein 2KS Farm. Under the terms of this agreement, Ivanplats was to incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein 2KS in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Group on Rietfontein 2KS.

There continues to be disagreement over whether Ivanplats ever presented an 'exploration program' as contemplated by the parties and their agreement. Further disagreement exists with respect to the expenditure budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. This affects whether or not Ivanplats completed it’s earn in requirements. Plateau and Ivanplats are currently in an arbitration process, pursuant to the terms of the earn-in agreement. The outcome of the arbitration is not currently determinable.

Central Block

The Central Block consists of eight farms or portions acquired by Plateau prior to its joint ventures with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with Rustenburg (see Kwanda Project). Dorstland 768LR was acquired through an agreement with Pinnacle Resources in 1999. Rights to the other farms or portions are administered by the Department of Mineral Resources (“DMR”).

Kwanda Project

On May 16, 2002, the Group completed an agreement with RPM for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex. Under the agreements with RPM, the Group acquired an initial 50% interest in the PGM rights to the twelve farms.

As of July 1, 2009, the joint venture agreements terminated and Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in and assets relating to the Kwanda Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Kwanda Project.

Anooraq will continue with prospecting programs on the Kwanda and Central Block in order to comply with the Prospecting Works Program. Anooraq will also pursue opportunities to increase its knowledge base of the Platreef, by information sharing with other parties conducting exploration activities in the area. A decision is expected to be taken in the medium term as to the strategic direction the Group intends to embark on with regards to the Platreef Projects.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4	Boikgantsho Project

In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with PPL to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Group at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

As of July 1, 2009, the joint venture agreements terminated and Boikghantsho Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in and assets relating to the Boikghantsho Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Boikgantsho Project.

Historically, significant exploration drilling has been conducted at the project site which has led to the declaration of a significant Mineral Resource in the indicated and inferred categories. This Mineral Resource was the basis of a high level preliminary evaluation undertaken by Anooraq and published in February 2005.

Based on drilling to September 2004, total indicated resources in the Drenthe and Overysel deposits are 176.6 million tonnes grading 1.35 g/t 3PGM and 0.13% nickel, and 0.08% copper and total inferred resources are 104.1 million tonnes grading 1.23 g/t 3PGM and 0.14% nickel and 0.09% copper at a $20 gross metal value (GMV) per tonne cut-off. G.J. van der Heever, B.Sc., Pr.Sci.Nat. of GeoLogix, an independent qualified person as defined by National Instrument 43-101, is responsible for the resource estimate. Further details of the resource estimate parameters are included in a December 2004 technical report on the resource estimate, and also in the March 2005 Preliminary Assessment, filed on www.sedar.com.

Though the preliminary evaluation was at a level where definitive economic evaluation could not be carried out, the results of the work undertaken showed that the project value was significant enough to warrant further investigation. Anooraq intends embarking on a pre-feasibility study with a view to increase the inherent value of the Boikgantsho Project. On completion of the pre-feasibility undertaken by the Group, a decision will be made on the further development of the project.

1.2.5	Market Trends

The average ZAR: Canadian Dollar exchange rate for the nine months ended September 30, 2009 was ZAR 7.43 with the closing rate on September 30, 2009 at ZAR 7.03.

Platinum prices averaged d US$1,314/oz in 2007 and, averaged US$1,583/oz in 2008. Towards the end of 2008 platinum prices declined significantly but have shown a steady increase in 2009, from US$930/oz early in the year to a high of $1 331/oz in October, and averaging US$ 1143 /oz for the nine months to September 30, 2009.

Palladium prices averaged approximately, US$358/oz in 2007 and US$353/oz in 2008. Similar to the pattern if platinum prices, palladium has been steadily increasing in price in 2009 from a low of approximately US$173/oz in January to US$324/oz in October, averaging around US$ 236/oz for the nine months to September 30, 2009.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Rhodium prices averaged US$4,562/oz in 2006 and US$6,109/oz in 2007. Prices ranged from US$6000 to US$10,000/oz in the first half of 2008, but decreased in the latter part of the year, closing at US$1,250/oz on December 31 and averaging US$6,532/oz for the year. Prices in 2009 have been improving since the end of January, averaging around US$ 1,396/oz for the nine months to September 30, 2009.

Gold prices have been on a general uptrend for the past several years, with some periods of volatility, especially in the latter half of 2008. The gold price averaged US$604/oz in 2006, US$697/oz in 2007 and US$871/oz in 2008. The average price for the nine months to September 30, 2009 is approximately US$930/oz.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

For the year ended December 31, 2008, the consolidated financial statements have been restated in accordance with IFRS. The consolidated financial statements for the two prior years have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All figures are expressed in Canadian dollars, except per share amounts.

	Restated as per
	IFRS	As per Canadian GAAP
	As at	As at	As at
	December 31	December 31	December 31
	2008	2007	2006
Other assets	$2,057,594	$473,640	$411,167
Mineral property interests	4,200,000	7,158,785	8,240,751
Investment in joint venture	2,518,971	–	–
Current assets	4,122, 228	7,401,009	13,177,004
Total assets	12,898,793	15,033,434	21,828,922

Shareholders’ (deficiency) equity	(3,603,462)	2,813,890	8,976,101
Long term liabilities	12,967,753	9,806,636	11,818,677
Current liabilities	3,534,502	2,412,908	1,034,144
Total liabilities and shareholders' equity	$12,898,793	$15,033,434	$21,828,922

Expenses
Legal, accounting and audit	$576,330	$416,745	$690,132
Accretion on term loan	-	112,459	13,879
Conference and travel	421,469	492,106	360,959
Consulting	309,377	177,809	154,578
Amortization	61,140	24,009	30,862
Exploration	332,771	852,891	720,463
Foreign exchange	56,644	259,488	(34,817)
Gain on disposal of equipment	(5,779)	–	(41,291)
Interest expense	1,848,574	2,042,711	399,062
Interest income	(179,119)	(799,985)	(263,820)
Office and administration	905,877	451,908	354,353
Salaries and benefits	3,626,962	2,016,689	1,511,874
Shareholders communications	212,015	258,882	289,824
Trust and filing	183,311	269,503	415,440
Subtotal	8,349,572	5,727,612	4,601,498
Share -based compensation	5,385,502	8,707,519	24,346
Equity loss on joint venture	235,022	-	-
Future income tax recovery	–	(139,000)	(121,000)
Loss for the year	$13,979,096	$14,296,131	$4,504,844
Loss per share	$0.07	$0.08	$0.03

Weighted average number of common shares
outstanding (thousands)	185,775	168,378	148,220

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Bokoni Mine Production Statistics

		3 months ended to Sep 30 2009	6 months ended June 30,2009	% Change
Tonnes broken Tonnes milled Built-up head grade UG2 mined to total output R/t operating cost Immediately available ore reserves R/4E operating cost US$/4E operating cost Total employees	000 tons 000 tons g/t milled 4E % R/t Months R/4E Oz US$/4E Oz	315,640 254,399 4.19 38 1,005 14 8,294 1,066 4,618	550,000 440,000 4.32 38 1,153 12 N/A N/A 4,731	15 15 (3) 0 13 17 N/A N/A (2)

Bokoni Mines was formerly wholly owned by Anglo Platinum and historical production statistics are not available.

Anooraq Resources Corporation

Summary of Financial Results (Consolidated)

Abridged Statement of Financial Position (Expressed in millions of dollars, except per-share amounts. Small differences are due to rounding.)
CAD $ Million	Sep 30 2009	Jun 30 2009	Mar 31 2009	Dec 31 2008	Sep 30 2008	30Jun 2008	31 Mar 2008	31 Dec 2008
Property, plant and equipment Mineral properties Goodwill Capital work in progress Investment in joint venture Other assets Current assets	695.1 12.8 10.5 224.6 - 2.3 60.6	13.8 4.2 - - 2.2 - 0.8	2.1 4.2 - - 2.5 - 2.2	2.1 4.2 - - 2.5 - 4.1	2.0 4.2 - - 2.5 - 1.4	1.7 4.2 - - 2.6 - 1.5	1.0 9.2 - - - - 3.0	9.0 0.5 7.4
Total assets	1,005.9	21,0	11.0	12.9	10.1	12.3	13.3	16.9
Ordinary shareholder’s equity Preference shares Non-controlling interest Loans and borrowings Deferred tax Other non -current liabilities Current Liabilities	(10.4) 162.9 92.1 522.8 215.9 5.4 34.8	(10.5) - - - - - 31.5	(5.8) - - 13.2 - - 3.6	(3.7) - - 12.9 - - 3.5	(0.7) - - 8.7 - - 2.1	- - 8.9 - 1.4	3.8 8.6 0.9	4.7 9.8 2.4
Total equity and liabilities	1005.9	21.0	11.0	12.9	10.1	10.0	13.3	16.9
Working capital	25.7	(30.7)	(1.4)	0.6	(0.7)	0.1	2.1	5.0

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Abridged Statement of Comprehensive Loss (for the three months)
(Expressed in millions of dollars, except per-share amounts. Small differences are due to rounding

Sep 30	Jun 30	Mar 31	Dec 31	Sep30	Jun 30	Mar 30	Dec 31
$ millions	2009	2009	2009	2008	2008	2008	2008	2007

Revenue	27.8	-	-	-	-	-
Cost of sales	34.6	-	-	-	-	-
Loss from operations	(6.8)	-	-	-	-	-
Depreciation and amortisation	(5.9)	(0.03)	(0.03)	(0.03)	(0.01)	(0.01)	(2.0)	(0.09)
Administrative expenses	(2.9)	(4.53)	(1.39)	(1.99)	(1.65)	(6.55)	-	(9.7)
Transaction costs	(0.3)	(5.5)	(1.7)	-	-	-	-	-
Other income	3.9	0.01	0.01	-	-	-	-
Net finance expense	(8.4)	(0.6)	(0.6)	(0.4)	(0.5)	(0.5)	-	(0.4)
Share of associate loss	-	(0.1)	(0.1)	(0.07)	(0.06)	(0.05)	-	-
Deferred tax	5.5	-	-	-	-	-	-	-
Comprehensive income/ (loss)	(15.1)	(10.8)	(3.8)	(2.5)	(2.2)	(7.2	)-	(2.0)	(11.0)
Minority interest	-	-	-	-	-	-
(Loss) for the period	(15.1)	(10.8)	(3.8)	(2.5)	(2.2)	(7.2)	(2.0)	(11.0)
Foreign exchange gain/(loss)	(10.0)	(2.2)	(0.2)	(0.4)	0.2	(0.03)	0.9	0.06
Comprehensive loss	(25.1)	(130.	)	(4.0)	(2.9)	(2.0)	(7.3)	(1.1)	(11.1)

Basic and diluted earnings (loss) per
share( Cents)	(0.05)	(0.04)	(.01)	(.01)	(0.01)	(0.04)	(0.01)	(0.06)

Weighted average number of
ordinary shares outstanding	189	186	186	185	185	185	185	184.8
(millions)

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

15	Results of Operations

Three and nine months ended September 30, 2009

The Group had a loss of $14.8 million (ZAR 109.9 million) for the three months ended September 30, 2009 as compared to a loss of $2.2 million (ZAR 14.7 million) in the three months ended September 30, 2008. The results for the three months include an operating loss from Bokoni Mines of $6.8 million, (ZAR 50.5 million), amortisation and depreciation of mining assets of $5.9 million (ZAR 49.8 million), offset by the recovery of exploration expenses of $3.9 million (ZAR 28.3 million) relating to the Boikgantsho and Kwanda projects and offset by a decrease in deferred tax of $5.5 million (ZAR 40.8 million).

Interest expense after capitalizing borrowing costs for the three months to September 30, 2009 amounted to $8.80 million (ZAR 65.4 million) as compared to $0.5 million (ZAR 3.5 million) in the three months ended September 30, 2008.

The Group had a loss of $29.4 million (ZAR 218.5 million) for the nine months ended September 30, 2009 as compared to a loss of $11.4 million (ZAR 76.8 million) in the nine months ended September 30, 2008. The results for the nine months include an operating loss from Bokoni Mines of $6.8 million (ZAR 50.5 million), depreciation and amortisation of $5.9 million (ZAR 49.8 million), offset by the recovery of exploration expenses of $3.9 million (ZAR 28.3 million) relating to the Platreef properties and a decrease in deferred tax for the period of $5.5 million (ZAR40.8 million).

Interest expense for the nine months to September 30, 2009 amounted to $13.5 (ZAR 100.2 million) before capitalized borrowing costs as compared to $1.4 million (ZAR 9.8 million) in the nine months ended September 30, 2008. Interest of $6.9 million (ZAR 51.3 million) was capitalized since July 1, 2009.

Revenue

The mine concentrator milled 254 399 tons for the three months ended September 30,2009, resulting in the delivery of 16,668 platinum ounces and 11,249 palladium ounces. Revenue from concentrate sold amounted to $27.8 million (ZAR 206.6 million) and was impacted by the strengthening of the Rand US Dollar exchange rate at R7.78 in the current quarter.

Sale of concentrate achieved revenue on a PGM basket price basis of $1,448 per platinum ounce as compared to $1,309 per platinum ounce in the three months to September 30, 2009.

Mine Operating costs

Operating costs for the three months to September 30, 2009 excluding amortisation amounted to $34.6 million (R256.2million) . On a per ton basis production costs was $136 per ton (ZAR 1,005 p/ton). Cost was impacted by:

  Labour costs were $ 18.9 million (ZAR140.4 million). The mine completed a zero based labour plan during the quarter and is currently addressing the impact of labour on the operation. In addition a number of contractors will be phased out during the next quarter, which will assist the reassigning of labour according to the proposed new working requirements.

  Stores cost amounted to $5.3 million (ZAR39 million) for the three months to September 30, 2009. A flexible budget system was introduced at the mine and

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

  accountability for stores expenditure devolved to operating personnel. It is anticipated that expenditure on stores will remain at least at current levels to ensure expenditure is managed in accordance with production volumes.

  Amortisation and depreciation was $5.9 million (ZAR 49.8 million) for the three months ended September 30,2009

Administration expenses

Administration expenses for the three months ended September 30, 2009 were $2.9 million as compared to $1.7 million in the three months of the previous year.

Administration expense for the nine months ended September 30, 2009 were $8.9 million as compared to $10.0 million in the nine months of the previous year.

Transaction cost amounting to $7.5 million incurred with the acquisition of the 51% controlling interest of the Bokoni mine was expensed. Transaction cost was previously capitalised and as a result of the Group’s adoption of IFRS 3 Revised (Business Combinations) these costs were expensed at September 30, 2009. The Group incurred acquisition-related costs of $12.5 million relating to external legal fees and due diligence costs. The group capitalised $4.8 million of these cost against the Standard Chartered loan and the balance has been included in administrative expenses in the Group’s consolidated statement of comprehensive income.

Other income

Other income consist of the recovery of exploration expenses of $3.9 million (ZAR 28.3 million) relating to the Platreef properties.

Exploration expenses

There was no exploration undertaken in the quarter under review.

Interest

Interest expense for the three months ended September 30, 2009 amounted to $ 13.5 million (ZAR 100.4 million) consisting of $4.9 million (ZAR 36.4 million) attributed to the senior debt funding of $139.4 million (ZAR980 million) and $0.6 million attributable to the drawdown from the Operating Cash Short Fall Facility (“OCSF”) of $31.2 million (ZAR219,5 million) during the quarter . An amount of $6.7 million (ZAR 49.8 million) is included in interest cost relating to the A Preference shares of $169.6 million (R 1,192.8 million)for Plateau and $163.0 million (ZAR 1,152.9 million) relating to the Bokoni Holdco “A” preference shares issued to RPM both carrying a dividend rate of 12%. As a result of the acquisition of Bokoni the Group capitalised borrowing costs of $6.9 million to assets in the period under review.

The funds drawn from the OCSF were applied to settle the working capital deficit at 1 July 2009 of approximately $13.7 million (ZA R100 million) and to fund operating costs and capital as well as the operating losses incurred in the three months under review. The concentrate revenue is received based on a 9 week cycle and payment is received on the last day of the month it is due. The OCSF facility is drawn down to meet cost and accounts payable obligations prior to receipt of payment of concentrate sales. No interest payments were made in terms of the senior debt.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Taxation

An amount of $5.5 million (ZAR 40.9 million) was reversed from deferred taxation as a result of changes to timing differences and tax allowances in the quarter to September 30, 2009.

Loss for the period

The loss for the three months to September 30, 2009 amounted to $14.9 million as compared to a loss of $2.2 million in the three months to September 30, 2008.

The loss for the nine months to September 30, 2009 amounted to $29.4 million as compared to a loss of $11.5 million in the nine months to September 30, 2008.

1.6	Liquidity

At September 30, 2009 the Group had available working capital of $24.4 million compared to available working capital of $0.6 million as at December 31, 2008. The RPM bridging loan was settled as part of the funding arrangements associated with the acquisition of the 51% controlling interest in terms of the Bokoni Transaction.

As at July 1, 2009 all outstanding regulatory approvals were obtained by the Group and all outstanding conditions fulfilled and the transaction was completed. As a result of the completion of the Bokoni Transaction the Group secured additional financial resources and long term funding (as discussed under Financing the Bokoni Transaction). The Group expects that the cash flows from the acquired mining operations and the additional financing secured will be sufficient to meet ongoing operating cash requirements.

The Group’s long-term debt obligations are denominated in South African Rand. Long-term debt obligations have been presented at an exchange rate of 1 Canadian dollar = ZAR.7.03 the closing rate in effect on September 30, 2009.

The Group has the following long-term contractual obligations as at September 30, 2009:

	Payments due by period
$ millions	Total	Less than1 year	1 to 3 years	3-5 years	More than 5 years
Loans and borrowings	522.8	-	14.2	74.6	434.0
Capital expenditure	12.4	12.4	-	-	-
Other	1.1	-	1.1	-
Total	537.8	12.65	15.3	74.6	434.0

The Group has routine market-price leases on its office premises in Johannesburg, South Africa.

The Group has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Group that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

Anooraq's sources of capital are primarily debt and equity.

The Group's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. The Group has secured sustainable long term funding and completed the Bokoni transaction and obtained funding to meet its operating obligations.

The cash position at September 30, 2009 was approximately $28.4 million (ZAR 219.0 million) as a result of the balance of the funds raised and the subscription by the ESOP and Community Trusts. The mine currently has $13.2 million (ZAR 92.8 million) cash available. Included in cash and cash equivalents is restricted cash of $1.3 million (ZAR 9.6 million) relating to the ESOP Trust which is under control of the Group.

The Bokoni acquisition transaction included the raising of an $1114.0 million (ZAR 750 million) facility from Standard Chartered Bank of which $74.0 million (ZAR 500 million has been drawn and proceeds from the Share subscription of the Anooraq Community Trust of $10.9 million (ZAR 79.3) million and the ESOP Trust subscription proceeds of $5 million (ZAR 36, 3 million).

1.8	Off-Balance Sheet Arrangements

None.

1. 9	Transactions with Related Parties

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private Group owned equally by several public companies, one of which is the Group. HDSI has a director s in common with the Group and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Group and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

During the nine months ended September 30, 2009, the Group paid nil (2008 – $4,927) to CEC Engineering Ltd ("CEC"), a private Group owned by a former director, for engineering and project management services at market rates.

(c)

The Group concluded a number of agreements with respect to services at the Bokoni mine with Rustenburg Platinum Mines (‘RPM’) a wholly owned subsidiary of Anglo Platinum and now a 49% shareholder in Bokoni Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby Bokoni Mines sells the concentrate produced at the mine. RPM purchase all the concentrate produced at Bokoni and in addition has provided all the debt in the Group other than the funding provided by Standard Chartered Bank.

Pursuant to the terms of a shared services agreement, the Anglo American plc Group of companies will continue to provide certain operations services to Bokoni Mines at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services

(d)	Pursuant to the acquisition of a controlling interest of 51% in Bokoni Holdings (Proprietary) Limited, the Group paid transaction costs associated with Pelawan

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Investments (Proprietary) Limited, the Group’s controlling shareholder, costs owing to Rand Merchant bank of $1.5 million ( ZAR 10,1 million) and legal costs of $0.1 million ( ZAR 0.9 million).

In terms of the Lebowa transaction agreements the Company were obligated to pay all of the transaction expenses incurred by Anooraq and Pelawan Investments out of the funding for the transaction that was provided from Anglo Platinum. A special committee appointed by the Anooraq Board of Directors and the Anooraq Audit committee approved the payment of the Pelawan transaction expenses from the proceeds.

1.10	Fourth Quarter
Not applicable.

1. 11	Proposed Transaction
The Bokoni Transaction was completed on July 1, 2009.

1. 12	Critical Accounting Estimates

The Group’s accounting policies are presented in note 3 of the unaudited condensed consolidated interim financial statements and changes to those policies are described in note 2 of the condensed consolidated interim financial statements for the nine months ended September 30, 2009, which have been publicly filed on SEDAR at www.sedar.com and as presented in Changes in Accounting Policies item 1.13.

The preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates include:

º	Purchase price allocation as part of a business combination
º	mineral resources and reserves,
º	property, plant and equipment (including depreciation);
º	impairment testing;
º	the calculation of share-based payments; and
º	asset retirement obligations;

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

1. 13	Changes in Accounting Policies including Initial Adoption

Transition to and Initial Adoption of International Financial Reporting Standards (“IFRS”)

Effective January 1, 2009 the Group early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) on March 2, 2009.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The condensed consolidated interim financial statements for the nine months ended September 30, 2009 have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS and as issued by the International Accounting Standards Board (“IASB”) and interpretations of IFRIC

These are the group’s third IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2009. Previously, the Group prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

The preparation of these consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP.

The accounting policies as set out in Note 4 of the consolidated interim financial statements have been applied consistently to all periods presented in these financial statements. Comparative information for the nine months ended September 30, 2008 and financial statements for the year ended December 31, 2008, have been adjusted from amounts previously reported under GAAP.

Impact of IFRS on Our Organization

The conversion to IFRS impacts the way the Group presents its financial results. The Group has fully prepared and trained its employees and directors to ensure an appropriate understanding of IFRS during the transition process. The impact of the conversion to IFRS on the Group’s accounting systems has been minimal as the Group was still in the exploration phase. The Group internal and disclosure control processes, as currently designed, have not required significant modifications as a result of its conversion to IFRS. The Group has assessed the impacts of adopting IFRS on our contractual arrangements, and has not identified any material compliance issues. The Group has considered the impacts that the transition will have on our internal planning process and compensation arrangements and has not identified any significant impacts.

First Time Adoption of IFRS

The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards.(“IFRS 1”) which provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Group elected to take the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from January 1, 2008, the “Transition Date”;

  to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

  to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in Note 26 of the consolidated interim financial statements.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in accounting policies

Overview

The Group changed its accounting policies as from January 1, 2009 in the following areas:

  Accounting for business combinations
  Presentation of financial statements
  Accounting for borrowing costs

Accounting for business combinations

As a result of the acquisition discussed in note 8, the Group early adopted IFRS 3 Business Combinations (2008) and IAS 27 Consolidated and Separate Financial Statements (2008) for all business combinations occurring in the financial year commencing January 1, 2009. All business combinations occurring on or after January 1, 2009 are accounted for by applying the acquisition method. The change in accounting policy is applied prospectively. As a result of the change in accounting policy, transaction costs amounting to $7.5 million were recognised in the loss for the nine months ended September 30, 2009.

The Group applied the acquisition method for the business combination as disclosed in note 8.

Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, consideration is given to potential voting rights that are currently exercisable. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

Goodwill is measured as the fair value of the consideration transferred including the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. To the extent that the fair value exceeds the consideration transferred, the excess is recognised in the statement of comprehensive income.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Non-controlling interest is measured at its proportionate interest in the identifiable net assets of the acquiree.

Transaction costs incurred in connection with a business combination, such as legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred, unless it is debt related. Transaction costs related to debt instruments are capitalised.

If the Group obtains control over one or more entities that are not businesses, then the bringing together of those entities are not business combinations. The cost of acquisition is allocated

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

among the individual identifiable assets and liabilities, based on their relative fair values at the date of acquisition. Such transactions do not give rise to goodwill and no non-controlling interest is recognised.

The change in accounting policy is applied prospectively.

The impact of the change in accounting policy has been recorded in the quarter ended September 30, 2009. The effect on profit and loss in the previous quarters reported would have been as follows:

	Three months ended	Three months ended
	June 30,2009	March 31,2009
Loss as previously reported	9,174,118	2,107,384
Transaction costs expensed	5,551,586	1,670,551
Loss as restated	14,725,704	3,777,935
Loss per share, as restated	(0.08)	(0.02)

Presentation of financial statements

The condensed consolidated financial statements have been prepared by applying the revised IAS 1 Presentation of Financial Statements (2007), which became effective as of January 1, 2009. As a result, the consolidated statement of changes in equity presents all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. This presentation has been applied in these condensed consolidated financial statements.

Comparative information has been changed so that it is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on loss per share.

Accounting for borrowing costs

In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after January 1, 2009, the Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Previously the Group immediately recognised all borrowing costs as an expense. This change in accounting policy was due to the prospective adoption of IAS 23 Borrowing Costs (2007) in accordance with the transitional provisions of such standard; comparative figures have not been restated. The change in accounting policy resulted in the capitalisation of borrowing costs of $6.9 million in the period ended September 30, 2009.

New standards not yet adopted

Standards and interpretations issued but not yet effective and applicable to the Group:

  Amendments to IAS 27, Consolidated and separate financial statements

  Amendments to IAS 39, Eligible hedged items

  Amendments to IFRS 1 and IAS 27, Cost of an investment in a subsidiary, jointly controlled entity or associate

  Amendments to IFRS 1, First time adoption of financial reporting standards

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Amendments to IFRS 2, Share-based payments: vesting conditions and cancellations

  Amendments to IFRS 7, Improving disclosures about financial instruments

  IFRIC 17, Distribution of Non-cash assets to owners

  Various improvements to IFRS 2008

  Various improvements to IFRS 2009

The Group is evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

1. 14           Financial Instruments and Other Instruments

The Group is exposed in varying degrees to a variety of financial instruments related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Group if counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable. The Group limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The carrying value of the Group’s cash and cash equivalents and accounts receivable represent the maximum exposure to credit risk. The Group does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group’s cash and equivalents are invested in business accounts which are available on demand for the Group’s programs, and which are not invested in any asset backed deposits/investments.

The Group operates in South Africa. Like other foreign entities operating there, the Group is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Group's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Group may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank

Foreign Exchange Risk

In the normal course of business, the Group enters into transactions for the purchase of supplies and services denominated in South African Rand. In addition, the Group has cash and certain liabilities denominated in South African Rand. As a result, the Group is subject to foreign

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

exchange risk from fluctuations in foreign exchange rates. The Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Group has a financing agreement with Standard Chartered whereby a Debt Facility was made available as part consideration for the Bokoni Transaction. The Debt Facility is repayable in 12 semi-annual equal capital instalments, with the first payment due on January 31, 2013, at a rate of interest equal to the relevant JIBAR (“the Johannesburg Inter Bank Agreed Rate”) or the relevant swap rate plus 450 basis points, excluding liquidity and reserving costs.

The Group has the following debt agreements with RPM:

  Anglo Platinum through RPM provided vendor financing for the majority of the Bokoni Transaction purchase price. This Vendor Finance Facility consists of a $ 177, 8 million (ZAR 1.2 billion) cash component and the $162,9 million (ZAR 1.1 billion) share settled financing arrangement to Plateau. The cash component of the financing described as the “Plateau Preferred A Shares” are entitled to a 12.0% fixed dividend compounded on an annual basis.

  Anglo Platinum through RPM provided Bokoni Holdings a sum of $163.9 million (ZAR 1.15 billion) redeemable “A” preference share facility. These preference shares as well as the preference shares issued by Plateau are cumulative, mandatory redeemable and attract an annual cumulative dividend at 12% after tax. The group is obligated to redeem the outstanding amount including undeclared dividends which should have been declared within 6 years of issue to the extent that the Group is in position to redeem the shares. Any preference shares not redeemed In 6 years must be redeemed after 9 years.

  RPM a provided Anooraq with an operating cash flow shortfall facility up to a maximum of $115,2 million (ZAR 778 million) ($4.2 million in respect of the Rehabilitation guarantee in terms of the mining licence) subject to certain annual maximums, during the first nine years of the OCSF. The OCSF interest rate has been fixed at a rate of 15.84%, compounded quarterly in arrears.

  RPM provides Plateau a standby facility for up to a maximum of 29/49 (approximately 59.2%) of RPM's attributable share of the Bokoni Holdco cash flows, which Plateau may use to fund any cash flow shortfall that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term. The standby facility bears interest at the prime rate of interest in South Africa.

Commodity Price Risk

The Group revenue and value of resource properties depend on the price of PGM and their future demand. The Group does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Group's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of speculative hedging activities.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1. 15	Other MD&A Requirements

Additional information relating to the Group including the Group s Annual Information Form is available on SEDAR (www.sedar.com)

1. 15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Group is not a venture issuer.

1.15.2	Disclosure of Outstanding Share Data.

The following details the share capital structure as at November 12, 2009. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise
		price	Number	Number
Ordinary shares				201,743,472

Share purchase options	December 17, 2010	$1.29	1,285,000
	July 1, 2010	$1.29	119,000
	October 15, 2012	$1.29	4,195,000
	October 15, 2012	$1.29	126,000
	June 25, 2013	$1.29	916,000
	June 30, 2013	$1.29	1,410,000
	June 29, 2014	$0.96	1,025,000	9,077,000

Potentially issuable upon redemption of Plateau “A” Preference Shares				NIL

Potentially issuable upon redemption of Plateau “B” Preference Shares				227,400,000

1.15.3	Internal Controls over Financial Reporting Procedures

The Group's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of January 1, 2009, the Group early adopted IFRS as its standard for financial reporting. In connection with the adoption of IFRS, the Group updated its internal controls over financial reporting, as necessary, to facilitate the respective IFRS convergence and transition activities performed. In addition, the acquisition of the effective 51% controlling interest in Bokoni Mines required the Company to update its internal controls over financial reporting to include controls over accounting for business combinations and consolidation and review of accounting data from the Bokoni Mine.

Other than the adoption of IFRS and the impact of the acquisition of the Bokoni Mines, no other significant changes in internal controls over financial reporting occurred during the nine months

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

ended September 30, 2009 that could have materially affected or are reasonably likely to materially affect the Group’s internal control over financial reporting.

As the Company acquired Bokoni Mines on July 1, 2009, the Company expects to exclude from its assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2009, the internal controls over financial reporting at Bokoni Mines associated with total assets of $978 million and total revenues of $27.8 million included in the consolidated financial statements of the Company as of and for the period ended September 30, 2009.

During the three months ended September 30, 2009, the Company determined that its internal controls over financial reporting were not effective. Specifically, the acquisition of Bokoni Mines resulted in increased complexity in the areas of accounting for business combinations, consolidations, income taxes, non-routine transactions and financial statement preparation and disclosures.

The Company has identified that it does not currently have sufficient human resources with the appropriate technical accounting skills to handle the increased complexity resulting from the acquisition. The Company intends to ensure that personnel with the required technical proficiency are employed and existing personnel receives the required training to deal with the complexities of the accounting procedure and processes. In addition suitable professional advisors will be retained to assist the company in addressing the potential deficiencies in its existing controls and where required new procedures will be implemented at the mine and at corporate level to address the deficiencies identified. It is expected that the deficiencies will be addressed prior to end of the Company’s financial year at December 31, 2009.

1.15.4	Disclosure Controls and Procedures

The Group has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Group under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Group's management so that decisions can be made about timely disclosure of that information.

As a result of the acquisition of the effective 51% controlling interest in Bokoni Mines, disclosure controls and procedures have been severely impacted. The Company has identified deficiencies in the Group's disclosure controls and procedures during the period ended September 30, 2009 which affected preparation of financial reporting information of the Group during the quarter under review.

Management has introduced a number of controls and procedures at the Bokoni Mine and also at the corporate office to mitigate t he impact of the transaction on the Group’s disclosure controls. These interventions included the appointment of a number of temporary personnel and the engagement of professional advisors to assist in the preparation of the required reports in the period to September 30, 2009.

However, given these deficiencies in disclosure controls and procedures and deficiencies in internal control over financial reporting identified above, the Company has concluded that its disclosure controls and procedures are not effective. Management believes that all the deficiencies affecting financial reporting and disclosure controls and procedures have been satisfactorily addressed with the following interventions.

ANOORAQ RESOURCES CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

  appointment of a number of temporary and if required permanent personnel to address the lack of resources and the engagement of professional advisors to assist in the preparation of the required reports in the period to September 30, 2009 engagement of professional advisors to assist in the reviewing of disclosure procedures and control review and where required introduce additional controls and procedures at the Bokoni Mine and to review procedures at the corporate office to address shortcoming in its existing processes which may impact on the Group’s disclosure controls and procedures.

It is expected that the deficiencies will be addressed prior to end of the Company’s financial year at December 31,